On December 5, 2016, the High Yield Fund Class M and Class I acquired all the net assets of the Stone Ridge Reinsurance Risk Premium Fund (the “Reinsurance Fund”) Class M and Class I, respectively, pursuant to a Plan of Reorganization approved by the Board of Trustees.  The acquisition was accomplished by a tax-free exchange of 19,117,178 and 83,958,774 shares of Class M and Class I, respectively of the High Yield Fund (valued at $191,342,870 and $840,282,373 for Class M and Class I, respectively) for all (19,341,143 and 84,937,288 shares, respectively) of Class M and Class I of the Reinsurance Fund on December 5, 2016.

For financial reporting purposes, assets received and shares issued by the High Yield Fund were recorded at fair value; however, the cost basis of the investments received from the Reinsurance Fund was carried forward to align ongoing reporting of the High Yield Fund’s realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.  The Reinsurance Fund’s net assets at that date ($1,031,625,243), including $39,229,487 of unrealized appreciation, were combined with those of the High Yield Fund.  The aggregate net assets of the High Yield Fund immediately after the acquisition were $1,519,782,667.